SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 2

TROPICANA ENTERTAINMENT INC.

(Name of Subject Company (Issuer))

Tropicana Entertainment Inc.
Icahn Enterprises Holdings L.P.
Icahn Enterprises L.P.
Icahn Enterprises G.P. Inc.
Beckton Corp.
Carl C. Icahn

(Name of Filing Persons (Offerors))

Common Stock, par value $0.01 per share
(Title of Class of Securities)

89708X 105
(CUSIP Number of Class of Securities)

William Murtha

Executive Vice President and General Counsel

Tropicana Entertainment Inc.

8345 W. Sunset Road, Suite 300

Las Vegas, Nevada 89113

(702) 589-3900

and

Keith Cozza

President and Chief Executive Officer

Icahn Enterprises L.P.

767 Fifth Avenue, 47th Floor

New York, New York 10153

(212) 702-4300

(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

Copies to:

James Bedar, Esq.

Brown Rudnick LLP

One Financial Center

Boston, MA 02111

United States

(617) 856-8200

and

Andrew Langham, Esq.

General Counsel

Icahn Enterprises L.P.

757 Fifth Avenue, 47th Floor

New York, NY 10156
(212) 702-4300

and

Julie Allen, Esq.

Proskauer Rose LLP

11 Times Square

New York, NY 10036
(212) 969-3155

Calculation of Filing Fee

Transaction valuation *	Amount of filing fee**
$251,100,000	$29,102.49

*                            Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of a maximum of 5,580,000 shares of common stock, par value $0.01 per share, of the Issuer at the maximum tender offer price of $45.00 per share.

**                      The amount of the filing fee, calculated in accordance with Rule 0-11(b) and Rule 1-11(d) of the Securities Exchange Act of 1934, as amended and Fee Rate Advisory #1 for Fiscal Year 2017 equals $115.90 per $1,000,000 of the aggregate value of the transaction.

☒                      Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $29,102.49	Filing Party: Tropicana Entertainment Inc.

Form or Registration No.: Schedule TO	Date Filed: June 23, 2017

☐                                      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                  third-party tender offer subject to Rule 14d-1.

☒                  issuer tender offer subject to Rule 13e-4.

☐                    going-private transaction subject to Rule 13e-3.

☒                  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

As permitted by General Instruction G to Schedule TO, this Schedule TO is also an amendment to the statement on Schedule 13D initially filed on March 9, 2010 by Icahn Enterprises Holdings, Icahn Enterprises G.P. Inc., Beckton Corp. and Carl C. Icahn, as previously amended.

CUSIP No. 89708X 105

1	NAME OF REPORTING PERSON
Icahn Enterprises Holdings L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
17,862,706

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
17,862,706

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,862,706

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
72.5%

14	TYPE OF REPORTING PERSON
PN

CUSIP No. 89708X 105

1	NAME OF REPORTING PERSON
Icahn Enterprises G.P. Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
17,862,706

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
17,862,706

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,862,706

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
72.5%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 89708X 105

1	NAME OF REPORTING PERSON
Beckton Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
17,862,706

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
17,862,706

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,862,706

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
72.5%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 89708X 105

1	NAME OF REPORTING PERSON
Carl C. Icahn

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
17,862,706

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
17,862,706

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,862,706

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
72.5%

14	TYPE OF REPORTING PERSON
IN

This Amendment No. 2 to the Tender Offer Statement on Schedule TO amends and supplements the Schedule TO filed with the Securities and Exchange Commission (the “Commission”) on June 23, 2017, as amended and supplemented by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the Commission on July 11, 2017 (as amended and supplemented, the “Schedule TO”), and relates to the combined offer by Tropicana Entertainment Inc., a Delaware corporation (the “Company”) and Icahn Enterprises Holdings, L.P., a Delaware limited partnership (“Icahn Enterprises”) to purchase up to 5,580,000 shares of common stock, par value $0.01 per share of the Company (the “common stock”) in the aggregate, at a price not greater than $45.00 nor less than $38.00 per share, net to the seller in cash, without interest, less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 23, 2017 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”), copies of which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The Offer is being made severally, and not jointly, by the Company and Icahn Enterprises and upon the terms and subject to the conditions of the Offer, first, the Company will severally, and not jointly, purchase 800,000 of the shares properly tendered and not properly withdrawn, and second, Icahn Enterprises will severally, and not jointly, purchase any remaining shares properly tendered and not properly withdrawn, up to a maximum of 4,780,000 shares.

This Amendment No. 2 is being filed solely to (i) extend the Expiration Time (as defined in the Offer to Purchase) to 5:00 p.m. on August 9, 2017, unless further extended by the Company and Icahn Enterprises and (ii) incorporate by reference the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2017 (the “Form 10-Q”). The Form 10-Q includes discussion of a tax appeal settlement agreement the Company’s subsidiary, Tropicana Atlantic City Corp. (“Tropicana AC”), entered into with the City of Atlantic City and the New Jersey Department of Community Affairs on August 1, 2017 (the “Settlement Agreement”).  As described in greater detail in the Form 10-Q, the Settlement Agreement, among other things, provides for refunds to Tropicana AC in the aggregate amount of approximately $36.8 million during the second half of 2017 and provides for a reduction of the cap on Tropicana AC’s payments in lieu of taxes (“PILOT”) under the New Jersey Casino Property Tax Stabilization Act for each of calendar years 2018 through 2021, from approximately $19.8 million to approximately $8.4 million, and a corresponding decrease in the expense associated with Tropicana AC’s PILOT payments for each of the calendar years 2018 through 2021.  You should carefully consider the Company’s results of operations for its quarter ended June 30, 2017 and the other information contained in the Form 10-Q in connection with deciding whether to tender your shares in the Offer.  All other terms and conditions of the Offer remain unchanged.

The Schedule TO, and all the information set forth in the Offer to Purchase, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below. Every Item in the Schedule TO is automatically updated, to the extent such Item incorporates by reference any section of the Offer to Purchase that is amended and supplemented herein.  Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Items 1 through 12.

The Offer to Purchase and the related Letter of Transmittal and Items 1 through 12 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

“The Company and Icahn Enterprises are extending the Expiration Time to 5:00 p.m., New York City time, on August 9, 2017, unless further extended. The Offer had been previously scheduled to expire at 5:00 p.m., New York City time, on August 2, 2017.”

Throughout the Schedule TO, the Offer to Purchase, the related Letter of Transmittal and other materials relating to the Offer, all references to the expiration of the Offer or to the Expiration Time are hereby amended to extend the Expiration Time of the Offer until 5:00 p.m., New York City time, on August 9, 2017.

The press release announcing the extension of the Offer is attached hereto as Exhibit (a)(5)(B) and is incorporated herein by reference.

Item 11.  Additional Information.

Item 11 of the Schedule TO and the information set forth on page 34 of the Offer to Purchase under “The Tender Offer — Section 10—Information About the Company”  is hereby amended and supplemented by adding the following disclosure as the last row of the chart under the subsection entitled “Incorporation by Reference”:

Quarterly Report on Form 10-Q	Quarter Ended June 30, 2017, filed August 3, 2017

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TROPICANA ENTERTAINMENT INC.

	By:	/s/ Anthony Rodio
Name: Anthony Rodio
Title: President and Chief Executive Officer

ICAHN ENTERPRISES HOLDINGS L.P.

	BY:	Icahn Enterprises G.P. Inc., its general partner

	By:	/s/ Keith Cozza
Name: Keith Cozza
Title: President; Chief Executive Officer

ICAHN ENTERPRISES L.P.

	BY:	Icahn Enterprises G.P. Inc., its general partner

	By:	/s/ Keith Cozza
Name: Keith Cozza
Title: President; Chief Executive Officer

ICAHN ENTERPRISES G.P. INC.

	By:	/s/ Keith Cozza
Name: Keith Cozza
Title: President; Chief Executive Officer

BECKTON CORP.

	By:	/s/ Keith Cozza
Name: Keith Cozza
Title: Secretary; Treasurer

/s/ Carl C. Icahn
Name: Carl C. Icahn

Dated: August 3, 2017

EXHIBIT INDEX

Exhibit	Description

(a)(1)(A) *	Offer to Purchase, dated June 23, 2017

(a)(1)(B) *	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)

(a)(1)(C) *	Form of Notice of Guaranteed Delivery

(a)(1)(D) *	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E) *	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F) *	Joint press release issued by Icahn Enterprises L.P. and the Company, dated June 23, 2017

(a)(1)(G) *	Form of Summary Advertisement, as published in the New York Times on June 23, 2017

(a)(5)(A)	Letter dated June 9, 2017 to the Board of Directors of the Company (incorporated by reference to Exhibit 1 to the Schedule 13D/A filed by Icahn Enterprises with the SEC on June 9, 2017)

(a)(5)(B)	Joint press release issued by Icahn Enterprises L.P. and the Company, dated August 3, 2017

(b)	Not applicable

(d)(1)*	Tender Offer Agreement (the “Tender Offer Agreement”) by and between Icahn Enterprises Holdings and the Company, dated June 23, 2017

(d)(2)*

Form of Tax Allocation Agreement by and among American Entertainment Properties Corp., the Company and certain subsidiaries of the Company (included as Exhibit A to the Letter Agreement, filed herewith as Exhibit (d)(1))

(g)	Not applicable

(h)	Not applicable

* Previously Filed